
07005586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara A. Turner 513-794-6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

191 W. Nationwide Blvd., Suite 500, Columbus, OH 43215
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH, D.C. 202

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

CRYSTAL D. HOWARD
Notary Public, State of Ohio
My Commission Expires 04-21-09

Notary Public

Signature

President & Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
The O.N. Equity Sales Company:

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company (a wholly owned subsidiary of The Ohio National Life Insurance Company) and subsidiaries (collectively, the Companies) as of December 31, 2006, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The O.N. Equity Sales Company and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information contained in schedules 1 and 2 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The supplementary information included in Schedule 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information and other supplementary information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
February 27, 2007

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Financial Condition

December 31, 2006

Assets		
Cash	$	3,130,465
Accounts receivable from affiliates (note 3)		160
Deferred tax asset (note 2)		35,000
Software		329,380
Other assets		213,430
Total assets	$	3,708,435
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense	$	672,506
Accounts payable – trade		7,034
Income taxes payable (note 2)		12,604
Other liabilities		230,464
Payable to affiliates (note 3)		135,776
Total liabilities		1,058,384
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		1,260,051
Total stockholder's equity		2,650,051
Contingencies (note 5)		—
Total liabilities and stockholder's equity	$	3,708,435

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Operations

Year ended December 31, 2006

Revenues:		
Sale of investment company shares/variable contracts (note 3)	$	41,628,643
Sale of general securities		2,825,223
Sale of fee-based products		1,314,419
Other income		438,454
Interest income		970
		46,207,709
Expenses:		
Commissions (note 3)		38,802,794
Service contract (note 3)		1,490,040
Salary expense		1,916,860
Other		1,695,941
		43,905,635
Income before income tax expense		2,302,074
Income taxes (note 2):		
Current expense		771,852
Deferred benefit		(35,000)
		736,852
Net income	$	1,565,222

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2005	$	336,000	1,054,000	3,395,197	4,785,197
Dividend to The Ohio National Life Insurance Company		—	—	(3,700,368)	(3,700,368)
Net income		—	—	1,565,222	1,565,222
Balance at December 31, 2006	$	336,000	1,054,000	1,260,051	2,650,051

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net income	$	1,565,222
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in accounts receivable from affiliates		114,516
Deferred Federal income tax benefit		(35,000)
Decrease in other assets		28,688
Decrease in income taxes payable		(260,861)
Increase in payable to affiliate		46,576
Increase in accounts payable and accrued commissions expense		41,449
Net cash provided by operating activities		1,500,590
Cash flows from investing activities:		
Cost of software purchased		(329,380)
Net cash used in investing activities		(329,380)
Cash flows from financing activities:		
Dividend paid to The Ohio National Life Insurance Company		(3,700,368)
Net cash used in financing activities		(3,700,368)
Decrease in cash and cash equivalents		(2,529,158)
Cash and cash equivalents at beginning of year		5,659,623
Cash and cash equivalents at end of year	$	3,130,465
Federal income tax paid to The Ohio National Life Insurance Company	$	939,855

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company (ONESCO or the Company) and its wholly owned subsidiaries, O.N. Investment Management Company, O.N. Insurance Agency, Inc., O.N. Insurance Agency of Massachusetts, and O.N. Insurance Agency of North Carolina (collectively, the Companies). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (parent company or ONLIC), is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker.

The Company earns commissions and fees from sales of variable life and annuity contracts under a distribution agreement with ONLIC. Under the distribution agreement, the Company earns revenue by distributing ONLIC's variable products, collecting customer applications and payments, and remitting applications and payments to ONLIC. See note 3 regarding related party transactions.

Commissions and fees from the sales by registered representatives of various companies' investment company products, limited partnerships, and general securities are recognized on a trade-date basis.

Interest income is recognized when earned.

Service contract expense is recognized in the month the services are provided (see note 3).

Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

For purposes of the consolidated statement of cash flows, the Companies consider all short-term investments (including investments in money market mutual funds) with a maturity at date of purchase of three months or less to be cash equivalents.

The carrying amount of assets and liabilities approximates their fair value.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Companies' only component of comprehensive income.

(2) Income Taxes

The Companies file a consolidated Federal income tax return with their parent company. The Companies utilize a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any operating losses by the Companies which would be realized by the parent company on a consolidated return go to the benefit of the Companies.

The Companies have established a deferred tax asset in the amount of $35,000 as of December 31, 2006. The deferred tax asset is related to a difference between the financial statement carrying amount and tax basis of a legal expense liability.

The Companies believe it is more likely than not that all of the deferred tax asset will be realized.

Total income tax expense for the year ended December 31, 2006 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before Federal income tax expense as follows:

		Amount	%
Computed (expected) tax expense	$	805,726	35.00
Nondeductible expenses		6,726	0.29
State tax & interest expense, net of Federal income tax benefit		48,400	2.10
Resolution of tax matters		(124,000)	(5.38)
Total expense and effective rate	$	736,852	32.01

The U.S. Federal tax authorities completed their examination of the consolidated Federal income tax return for the years ending December 31, 1999, through December 31, 2002 in 2005. The related statute of limitations expired this year. Resolution of tax matters is included in the components of the rate reconciliation.

(3) Related Party Transactions

The Companies have a service contract with their parent whereby the Companies are billed for services, office space, equipment and materials necessary to the operation of the Companies' business. There is no assurance that these costs would be similar if the Companies had to obtain such services, office space, equipment and materials on their own. The expenses incurred pursuant to this contract were $1,540,040 in 2006. There was no payable to ONLIC related to this service contract as of December 31, 2006.

ONESCO has a service contract with Ohio National Equities, Inc. (ONEQ), an affiliate, whereby ONESCO receives $50,000 from ONEQ annually. The fees received pursuant to this contract are recognized as a contra-expense to service contract costs, as the contract is to reimburse ONESCO for expenses paid to ONLIC on behalf of ONEQ. As of December 31, 2006, the Company had no receivable from ONEQ related to this contract.

(Continued)

ONESCO has a distribution agreement with ONEQ whereby agents of ONLIC sell and distribute variable life insurance and annuity contracts of the parent. In connection with the sale of these contracts, ONESCO records sales loads and related commission expenses. During 2006, the sale of these contracts resulted in income from sale of investment company shares of $11,546,052 and commission expense of $10,488,460. The payable due to ONLIC related to this distribution agreement was $135,776 as of December 31, 2006. In addition, ONESCO sells shares of investment companies sponsored by unaffiliated parties.

As of December 31, 2006, there were receivables from other affiliates of $160.

(4) Net Capital

ONESCO, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness," as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, ONESCO had a minimum net capital requirement of $70,411, and "aggregate indebtedness" and "net capital" of $1,056,162 and $1,599,432, respectively.

(5) Contingencies

The Companies are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Companies' consolidated financial condition or consolidated results of operations.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

Year ended December 31, 2006

Assets	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	O.N. Insurance Agency of Massachusetts	O.N. Insurance Agency of North Carolina	Eliminations	Consolidated
Cash	$ 2,773,431	85,748	257,253	13,917	116	—	3,130,465
Accounts receivable from affiliates	50	80	286	—	—	(256)	160
Investment in wholly owned subsidiaries, at equity in their net assets	358,493	—	—	—	—	(358,493)	—
Income taxes receivable	—	—	—	168	5	(173)	—
Deferred tax asset	35,000	—	—	—	—	—	35,000
Software	329,380	—	—	—	—	—	329,380
Other assets	209,859	3,571	—	—	—	—	213,430
Total assets	$ 3,706,213	89,399	257,539	14,085	121	(358,922)	3,708,435
Liabilities and Stockholder's Equity							
Liabilities:							
Accrued commission expense	$ 672,506	—	—	—	—	—	672,506
Accounts payable – trade	7,034	—	—	—	—	—	7,034
Income taxes payable	10,268	224	2,285	—	—	(173)	12,604
Other liabilities	230,464	—	—	—	—	—	230,464
Payable to affiliate	135,890	—	—	—	142	(256)	135,776
Total liabilities	1,056,162	224	2,285	—	142	(429)	1,058,384
Stockholder's equity:							
Common stock	336,000	36,250	10,000	—	—	(46,250)	336,000
Additional paid-in capital	1,054,000	108,750	—	—	—	(108,750)	1,054,000
Retained earnings (accumulated deficit)	1,260,051	(55,825)	245,254	14,085	(21)	(203,493)	1,260,051
Total stockholder's equity	2,650,051	89,175	255,254	14,085	(21)	(358,493)	2,650,051
Total liabilities and stockholder's equity	$ 3,706,213	89,399	257,539	14,085	121	(358,922)	3,708,435

See accompanying independent auditors' report.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Operations

Year ended December 31, 2006

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	O.N. Insurance Agency of Massachusetts	O.N. Insurance Agency of North Carolina	Eliminations	Consolidated
Revenues:							
Income from sale of investment company shares/variable contracts	$ 41,817,712	—	1,700,204	14,779	381	(1,904,433)	41,628,643
Income from sale of general securities	2,825,223	—	—	—	—	—	2,825,223
Income from sale of fee-based products	1,314,419	—	—	—	—	—	1,314,419
Other income	149,151	289,291	12	—	—	—	438,454
Interest income	970	—	—	—	—	—	970
	46,107,475	289,291	1,700,216	14,779	381	(1,904,433)	46,207,709
Expenses:							
Commissions	38,802,794	274,826	1,615,207	14,038	362	(1,904,433)	38,802,794
Service contract	1,490,040	—	—	—	—	—	1,490,040
Salary expense	1,916,860	—	—	—	—	—	1,916,860
Other	1,666,833	20,402	7,615	1,056	35	—	1,695,941
	43,876,527	295,228	1,622,822	15,094	397	(1,904,433)	43,905,635
Income (loss) before income tax	2,230,948	(5,937)	77,394	(315)	(16)	—	2,302,074
Income taxes:							
Current expense (benefit)	741,828	(2,078)	32,218	(110)	(6)	—	771,852
Deferred expense (benefit)	(35,000)	—	—	—	—	—	(35,000)
	706,828	(2,078)	32,218	(110)	(6)	—	736,852
Net income (loss) before net income of wholly owned subsidiaries	1,524,120	(3,859)	45,176	(205)	(10)	—	1,565,222
Net income of wholly owned subsidiaries	41,102	—	—	—	—	(41,102)	—
Net income (loss)	$ 1,565,222	(3,859)	45,176	(205)	(10)	(41,102)	1,565,222

See accompanying independent auditors' report.

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital Under Rule 15c3-1

December 31, 2006

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	1,056,162
Net capital	$	1,599,432
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $1,056,162)		70,411
Net capital in excess of requirements	$	1,529,021
Ratio of aggregate indebtedness to net capital		0.6603
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		1,260,051
Total net worth		2,650,051
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		358,543
Other assets		454,240
Fidelity bond deductible		237,836
		1,050,619
Net capital before haircuts on securities positions		1,599,432
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	1,599,432

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1(f) at December 31, 2006, filed on Form X-17A-5, Part IIA on January 26, 2007.

See accompanying independent auditors' report.



KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
The O.N. Equity Sales Company:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The O.N. Equity Sales Company and Subsidiaries (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 27, 2007

END